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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **June, 2011**

Commission File Number **001-34399**

SHARPE RESOURCES CORPORATION
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
_____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):
_____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	Sharpe Resources Corporation
	(Registrant)
Date: May 31, 2011	By \S\ Roland M. Larsen
	President & CEO

SEC1815 (04-09)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)

(Expressed in United States Dollars)

Consolidated Financial Statements

As at December 31, 2010 and 2009 and

for the years ended December 31, 2010, 2009 and 2008

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Sharpe Resources Corporation (An Exploration Stage Company) were prepared by management in accordance with Canadian generally accepted accounting principles. Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company's circumstances.

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the audited consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

Independent Auditors' Report

To the Shareholders of
Sharpe Resources Corporation
(An Exploration Stage Company)

Report on the Consolidated Financial Statements

We have audited the consolidated balance sheets of Sharpe Resources Corporation which comprise the consolidated balance sheets as at December 31, 2010 and 2009 and the consolidated statements of loss and comprehensive loss, changes in shareholders' deficiency and cash flows for each of the years in the three-year period ended December 31, 2010 and for the period from inception on January 1, 2002 to December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of Sharpe Resources Corporation as at December 31, 2010 and 2009 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010 and for the period from inception on January 1, 2002 to December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes uncertainty regarding the Company's ability to continue as a going concern.

Other matters

We did not audit the consolidated financial statements of Sharpe Resources Corporation for the period from inception on January 1, 2002 to December 31, 2007. Those consolidated financial statements were audited by other auditors who issued a report without reservation on April 4, 2008.

Signed: *"MSCM LLP"*

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
April 29, 2011

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Consolidated Balance Sheets
(Expressed in United States Dollars)

As at December 31,		2010		2009
Assets				
Current assets				
Cash and cash equivalents (Note 2)	$	**8,519**	$	89,138
		8,519		89,138
Due from related party (Note 7)		**-**		250,000
	$	**8,519**	$	339,138
Liabilities				
Current liabilities				
Accounts payable and accrued liabilities	$	**242,846**	$	175,760
Current portion of due to related parties (Note 7)		**69,778**		25,400
Other liabilities (Note 9)		**563,818**		563,818
		876,442		764,978
Due to related parties (Note 7)		**67,276**		111,654
		943,718		876,632
Shareholders' Deficiency				
Share capital (Note 5(b))		**11,463,430**		11,463,430
Contributed surplus		**455,335**		455,335
Deficit		**(12,853,964)**		(12,456,259)
		(935,199)		(537,494)
	$	**8,519**	$	339,138

Nature of Operations and Going Concern (Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

Signed: **Roland Larsen**   Signed: **Kimberly Koerner**
Director   Director

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Consolidated Statements of Loss and Comprehensive Loss
(Expressed in United States Dollars)

For the Periods Ended December 31,	2010	2009	2008	Cumulative From Start of the Exploration Stage on January 1, 2002
Revenue				
Petroleum and natural gas revenue	$ 4,004	$ 29,621	$ 39,604	$ 430,001
Interest income	24	1,042	3,435	17,983
Other income	291	-	-	3,530
	4,319	30,663	43,039	451,514
Operating and administrative expenses				
Operating	161	533	1,824	743,093
General and administrative	107,778	118,003	149,252	904,023
Depletion, depreciation and amortization	-	-	-	35,353
Stock-option compensation	-	-	188,873	312,249
Interest on advance	2,032	2,032	2,032	15,634
Interest on loan claims	22,553	23,998	22,553	155,265
Management fees	-	-	-	169,000
	132,524	144,566	364,534	2,334,617
Loss before the following:	(128,205)	(113,903)	(321,495)	(1,883,103)
Write-off of an option to acquire mineral property	-	-	-	(78,125)
Impairment of due from related party	(269,500)	-	-	(269,500)
Gain on disposal of petroleum and natural gas properties	-	-	-	606,047
Gain on disposal of capital asset	-	-	-	10,000
Gain on settlement of debt	-	-	-	149,681
Net loss and comprehensive loss for the period	$ (397,705)	$ (113,903)	$ (321,495)	$ (1,465,000)
Loss per common share Basic and diluted (Note 5(d))	$ (0.01)	$ (0.00)	$ (0.01)	-
Weighted average of common shares outstanding (Note 5(d))	46,619,863	46,619,863	46,619,863	-

The accompanying notes are an integral part of these consolidated financial statements.

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Consolidated Statements of Changes in Shareholders' Deficiency
(Expressed in United States Dollars)

	Number of Shares	Share Capital	Warrants	Contributed Surplus	Accumulated Deficit	Total
Balance, December 31, 2001	**33,184,803**	**$ 10,921,861**	**$ -**	**$ -**	**$(11,388,964)**	**$ (467,103)**
Net loss for the year	-	-	-	-	(111,999)	(111,999)
Balance, December 31, 2002	**33,184,803**	**$ 10,921,861**	**$ -**	**$ -**	**$(11,500,963)**	**$ (579,102)**
Stock options granted	-	-	-	17,660	-	17,660
Net loss for the year	-	-	-	-	(13,648)	(13,648)
Balance, December 31, 2003	**33,184,803**	**$ 10,921,861**	**$ -**	**$ 17,660**	**$(11,514,611)**	**$ (575,090)**
Shares issued for mining property	2,000,000	78,125	-	-	-	78,125
Net loss for the year	-	-	-	-	(194,909)	(194,909)
Balance, December 31, 2004	**35,184,803**	**$ 10,999,986**	**$ -**	**$ 17,660**	**$(11,709,520)**	**$ (691,874)**
Stock options granted	-	-	-	15,484	-	15,484
Net income for the year	-	-	-	-	289,238	289,238
Balance, December 31, 2005	**35,184,803**	**$ 10,999,986**	**$ -**	**$ 33,144**	**$(11,420,282)**	**$ (387,152)**
Issued on private placement	8,796,200	378,530	-	-	-	378,530
Fair value of warrants issued	-	(204,408)	204,408	-	-	-
Net loss for the year	-	-	-	-	(344,752)	(344,752)
Balance, December 31, 2006	**43,981,003**	**$ 11,174,108**	**$ 204,408**	**$ 33,144**	**$(11,765,034)**	**$ (353,374)**
Exercise of warrants	2,638,860	228,000	-	-	-	228,000
Fair value of warrants exercised	-	61,322	(61,322)	-	-	-
Expiry of warrants	-	-	(143,086)	143,086	-	-
Fair value of granted options	-	-	-	90,232	-	90,232
Net loss for the year	-	-	-	-	(255,827)	(255,827)
Balance, December 31, 2007	**46,619,863**	**$ 11,463,430**	**$ -**	**$ 266,462**	**$(12,020,861)**	**$ (290,969)**
Stock-based compensation	-	-	-	188,873	-	188,873
Net loss for the year	-	-	-	-	(321,495)	(321,495)
Balance, December 31, 2008	**46,619,863**	**$ 11,463,430**	**$ -**	**$ 455,335**	**$(12,342,356)**	**$ (423,591)**
Net loss for the year	-	-	-	-	(113,903)	(113,903)
Balance, December 31, 2009	**46,619,863**	**11,463,430**	**$ -**	**$ 455,335**	**$(12,456,259)**	**$ (537,494)**
Net loss for the year	-	-	-	-	(397,705)	(397,705)
Balance, December 31, 2010	**46,619,863**	**$ 11,463,430**	**$ -**	**$ 455,335**	**$(12,853,964)**	**$ (935,199)**

The accompanying notes are an integral part of these consolidated financial statements.

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

For the Periods Ended December 31	2010	2009	2008	Cumulative From Start of the Exploration Stage on January 1, 2002
Cash flows from (used in) operating activities				
Net loss for the period	$ **(397,705)**	$ (113,903)	$ (321,495)	$ (1,465,000)
Operating items not involving cash:				
Depletion, depreciation and amortization	**-**	-	-	35,353
Accrued interest payable	**24,585**	24,585	24,585	73,755
Stock-option compensation	**-**	-	188,873	312,249
Write-off of an option to acquire mineral property	**-**	-	-	78,125
Gain on disposal of petroleum and natural gas properties	-	**-**	-	(606,047)
Gain on disposal of capital asset	**-**	-	-	(10,000)
Gain on settlement of debt	-	**-**	-	(149,681)
Impairment of due from related party	**269,500**	**-**	-	269,500
Changes in non-cash working capital items (Note 11)	**23,001**	(37,047)	28,265	313,007
	(80,619)	(126,365)	(79,772)	(1,148,739)
Cash flows from (used in) financing activities				
Repayment of long term debt	-	**-**	-	(117,654)
Repayment of loan claims	-	**-**	-	(100,715)
Advances to/from related parties	**-**	(23,652)	26,493	(145,466)
Common shares issued	-	**-**	-	606,530
	-	(23,652)	26,493	242,695
Cash flows from (used in) investing activities				
Additions to coal mining properties	-	**-**	-	(31,404)
Proceeds on disposal of petroleum and natural gas properties	-	**-**	-	606,467
Proceeds on disposal of capital assets	**-**	-	-	10,000
	-	**-**	-	585,063
Decrease in cash and cash equivalents	**(80,619)**	(150,017)	(53,279)	(320,981)
Cash and cash equivalents,				
beginning of period	**89,138**	239,155	292,434	329,500
Cash and cash equivalents, end of period	$ **8,519**	$ 89,138	$ 239,155	$ 8,519

Supplemental cash flow information (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2010 and 2009

1.   **Nature of Operations and Going Concern**

Sharpe Resources Corporation (the "Company") is a publicly held company, engaged in the development of mineral resources in the United States of America. Currently the Company has oil and gas royalty interests in Texas through its wholly-owned subsidiary, Sharpe Energy Company, in a single cost centre in the United States of America. The Company's shares are listed in the United States on the OTC:BB under symbol SHGP.

The Company is considered in the exploration stage as of January 1, 2002 for the following reasons:

(i)   The Company started disposing of its interests in petroleum and natural gas properties at the beginning of 2002. The entire process of disposal of these properties was completed during the fiscal year ended on December 31, 2005;

(ii)   The Company has not earned significant revenue from petroleum and natural gas interests since that date; and

(iii)   The Company changed the focus of its business and started looking for mineral/coal properties and at present is exploring various options to invest in this industry.

As at December 31, 2010, the Company had negative working capital of $ (867,923) (December 31, 2009 - $ 675,840) and an accumulated deficit of $ 12,853,964 (December 31, 2009 - $12,456,259).

These consolidated financial statements have been prepared on the basis that the Company is a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. The ability of the Company to continue operations is dependent upon obtaining the necessary financing. In the event the Company is unable to obtain adequate funding, there is uncertainty as to whether the Company will be able to continue as a going concern. These consolidated financial statements do not include any adjustments related to the carrying values and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

The Company funded its operations for the year ended December 31, 2010 through the use of existing cash reserves. The Company does not have sufficient cash reserves to fund its administrative cost for the coming fiscal year and to make inroads on its liabilities to trade creditors and debt holders. Management is actively involved in seeking new equity financing to enable it to service the Company's existing liabilities and its ongoing administrative costs. There can be no assurance that the Company will be successful in these initiatives.

2.   **Basis of Presentation and Accounting Policies**

The consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles ("GAAP").

A summary of the material differences between Canadian GAAP and accounting principles generally accepted in the United States ("US GAAP") which affect the Company are contained in Note 12.

The significant accounting policies are as follows:

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Sharpe Energy Company and 1032144 Ontario Inc. All significant intercompany balances and transactions have been eliminated upon consolidation.

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2010 and 2009

2.   **Basis of Presentation and Accounting Policies (Continued)**

Cash and cash equivalents

Cash and cash equivalents include cash and term deposits at Canadian and United States financial institutions with a maturity of three months or less at the date of issuance.

Included in cash and cash equivalents are:

	2010	**2009**
Cash	$ 8,519	$ 23,022
Money market funds	-	66,116
	$ 8,519	$ 89,138

Revenue recognition

Revenue from royalties is recognized when received. Gains or losses from the sale of assets are recognized when sold.

Joint ventures

The Company enters into agreements jointly with others that provide for a specified percentage interest in mining properties. Joint venture accounting, which reflects the Company's proportionate interest in the mining properties, is applied by the Company only when the parties enter into formal comprehensive agreements for ownership and mining participation terms. As at December 31, 2010, the Company has not entered into any formal joint venture agreements.

Stock based compensation

The Company records all stock based compensation and other stock based payments using the fair value method.

Under the fair value method, stock based payments are measured at the estimated fair value of the consideration received or the estimated fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period with a corresponding credit to contributed surplus.

Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, income taxes are recognized for the future income tax consequences attributed to the difference between the financial statement carrying values and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply when the asset is realized or the liability is settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantive enactment date. Future income tax assets are evaluated and if realization is not considered "more likely than not", a valuation allowance is provided.

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2010 and 2009

2.   Basis of Presentation and Accounting Policies (Continued)

Financial instruments

The Company has designated its cash and cash equivalents as held-for-trading which are measured at fair value with changes in fair value recorded in net loss. Due from related party is classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, due to related parties and other liabilities are classified as other financial liabilities, which are measured at amortized cost. As at December 31, 2010, the carrying and fair value amounts of the Company's financial instruments related to cash and cash equivalents, due to/from related parties, accounts payable and accrued liabilities and other liabilities are the same.

Foreign currency translation

The Company uses the United States Dollar as its functional and reporting currency, as the majority of its transactions are denominated in this currency and the operations of its subsidiaries are considered to be of an integrated nature.

Monetary assets and liabilities of the parent company denominated in Canadian funds are translated into United States funds at year end exchange rates. Other assets, liabilities and share capital of the parent Company are translated at historical rates. Revenues and expenses of the parent Company are translated at the average exchange rates for the year. Gains and losses on foreign exchange are recorded in operations in the current year.

Share issue costs

Costs incurred for the issue of common shares are deducted from share capital

Loss per share

Basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period. Diluted loss per share is calculated using the treasury stock method. In order to determine diluted loss per share, the treasury stock method assumes that any proceeds from the exercise of dilutive stock options and warrants would be used to repurchase common shares at the average market price during the period, with the incremental number of shares being included in the denominator of the diluted loss per share calculation. The diluted loss per share calculation excludes any potential conversion of options and warrants that would increase earnings per share or decrease loss per share.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates used in the preparation of these consolidated financial statements include, but are not limited to composition of future income tax assets and liabilities, the valuation of stock options and warrants issued and the valuation of assets acquired or expenses incurred and related shares issued in non monetary transactions.

2.   **Basis of Presentation and Accounting Policies (Continued)**

Measurement uncertainty (continued)

The Black Scholes option valuation model used by the Company to determine fair value of options and warrants was developed for use in estimating the fair value of freely traded options. This model requires the input of highly subjective assumptions including future stock price volatility and expected time until exercise. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing model does not necessarily provide a reliable single measure of the fair value of the Company's stock options and warrants granted during the year.

Future Accounting Changes

International Financial Reporting Standards ("IFRS")

In January 2006, the CICA's Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. On February 13, 2008, the AcSB confirmed that publicly accountable, profit oriented enterprises will be required to report under IFRS for interim and annual financial statements for periods commencing on or after January 1, 2011. Accordingly, the Company will be required to have prepared, in time for its fiscal 2011 first quarter filing, comparative financial statements in accordance with IFRS for the three months ended March 31, 2010. This will be an ongoing process as the International Accounting Standards Board and the AcSB continue to issue new standards and recommendations. The Company is in the process of evaluating the potential impact of IFRS on its consolidated financial statements. Based on the current guidance provided regulatory bodies, it is anticipated that the Company's financial results and position as disclosed in its current Canadian GAAP consolidated financial statements will not differ significantly from that which is required in accordance with IFRS.

3.   **Capital Management**

When managing capital, the Company's objective is to ensure the entity continues as a going concern as well as maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary, in order to support the acquisition, exploration and development of its projects. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company considers its capital to be share capital and contributed surplus.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the year ended December 31, 2010. The Company is not subject to externally imposed capital requirements.

4.   **Financial Risk Factors**

(a) Financial risk

The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk, market risk (including interest rate, foreign exchange rate and commodity price risk).

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

Credit Risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash and cash equivalents and due from related party. Cash and cash equivalents consist of non-interest and interest bearing bank accounts with reputable financial institutions. Due from related party amount is from a company that is related by virtue of its ownership by an officer and director of the Company. Management believes that the credit risk concentration with respect to financial instruments included in cash and cash equivalents is minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. As at December 31, 2010, the Company had a cash and cash equivalents balance of $8,519 (December 31, 2009 - $89,138) to settle accounts payable and accrued liabilities of $242,846 (December 31, 2009 - $175,760), the current portion of due to related parties of $69,778 (December 31, 2009 - $25,400) and other liabilities of $563,818 (2009 - $563,818). The Company's account payable and accrued liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. A portion of the due to related parties is unsecured with no set date of repayment (see Note 7 (i), (ii)). The Company is seeking sources of additional capital to improve its liquidity position.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

Interest Rate Risk

The Company has cash balances subject to variable interest rates and balances due to related parties with fixed interest rates (refer to Note 7(ii)). The Company's current policy is to invest excess cash in interest bearing bank accounts and money market funds. The Company periodically monitors its interest bearing bank accounts and is satisfied with the creditworthiness of its banks**.**

Foreign Currency Risk

The Company's functional currency is the United States dollar and major purchases are transacted in United States dollars. An operating account is maintained in Canadian dollars primarily for settlement of general and corporate expenditures. Management believes the foreign exchange risk derived from currency conversions is negligible and therefore does not hedge its foreign exchange risk.

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2010 and 2009

4.   Financial Risk Factors (Continued)

Sensitivity Analysis

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve month period:

(i)   Held-for-trading assets include an interest bearing bank account with a variable interest rate. As at December 31, 2010, sensitivity to a plus or minus 10% change in interest rates is not significant to the statement of loss and comprehensive loss.

(ii)   The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, accounts payable and accrued liabilities and due to related parties that are denominated in Canadian dollars. Sensitivity to a plus or minus 10% change in the foreign exchange rate would affect net loss and comprehensive loss by approximately $10,376 with all other variables held constant.

(b) Fair Value Hierarchy and Liquidity Risk Disclosure

The following table illustrates the classification of the Corporation's financial instruments within the fair value hierarchy as at December 31, 2010:

	Level 1	Level 2	Level 3	Total
Financial assets				
Cash and cash equivalents	$ 8,519	$ -	$ -	$ 8,519

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2010 and 2009

5.   Share Capital

(a)   Authorized

Unlimited common shares without par value

(b)   Issued and Outstanding

	Shares	Amount
Balance, December 31, 2010, 2009 and 2008	**46,619,863**	**$ 11,463,430**

(c)   Stock options

The Company grants stock options for the purchase of common shares to its directors and officers. These options are valid for a maximum of 5 years from the date of issue. Vesting terms and conditions are determined by the Board of Directors at the time of the grant. The exercise price of each stock option equals the market price prevailing at the date of the grant. The changes in stock options for each of the years ended December 31, 2010 , 2009 and 2008 are as follows:

	Number of stock options	Weighted average exercise price ($CDN)
Balance, December 31, 2008	3,780,000	$ 0.10
Cancelled	(200,000)	$ 0.10
Balance, December 31, 2009	3,580,000	$ 0.10
Expired (i)	(480,000)	$ 0.10
Balance, December 31, 2010	**3,100,000**	**$ 0.10**

(i) On May 16, 2010, 480,000 options with an exercise price of $0.10 expired without exercise.

The following table reflects the actual stock options outstanding and exercisable as of December 31, 2010:

Exercise price per share ($CDN)	Expiry date	Fair value	Number of stock options	Weighted average remaining contract life (years)
$ 0.10	May 15, 2012	$ 90,232	1,600,000	1.37
$ 0.10	May 8, 2013	166,653	1,500,000	2.35
		$ 256,885	**3,100,000**	**1.85**

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2010 and 2009

5.   Share Capital (Continued)

(d)   Basic and diluted loss per share

The following table sets forth the computation of basic and diluted loss per share:

	2010	2009	2008
Numerator:			
Loss for the year	$ (397,705)	$ (113,903)	$ (321,495)
Denominator:			
Weighted average number of common shares	46,619,863	46,619,863	46,619,863
Effect of dilutive securities:			
Stock options/Warrants (i)	-	-	-
Denominator for basic and diluted			
Loss per share	46,619,863	46,619,863	46,619,863
Basic loss per share	$ (0.01)	$ (0.00)	$ (0.01)
Diluted loss per share	$ (0.01)	$ (0.00)	$ (0.01)

(i) The stock options and warrants were not included in the computation of diluted loss per share for 2010, 2009 and 2008 as their inclusion would be anti dilutive.

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2010 and 2009

6.   Income Taxes

The following table reconciles the expected income tax recovery at the Canadian Federal and Provincial statutory rate of 30% (2009 - 31%, 2008 - 33.5%) to the amount recognized in the statement of operations:

	2010	2009	2008
Loss before income tax reflected in the consolidated statements of loss and comprehensive loss	$ (397,705)	$ (113,903)	$ (321,495)
Expected income tax recovery	$ (119,312)	$ (35,310)	$ (107,701)
Permanent differences - stock based compensation	-	-	63,272
Tax rate change and other adjustments	101,339	140,370	448,742
Expiry of losses	52,400	61,396	-
Foreign exchange impact	(9,000)	(33,284)	-
Increase (decrease) in valuation allowance	(25,427)	(133,172)	(404,313)
Income tax recovery	$ -	$ -	$ -

The Company's future income tax assets and liabilities as at December 31, 2010 and 2009 are as follows:

	2010	2009
Future income tax assets		
Non capital losses	$ 256,800	$ 282,289
Capital assets	20,200	20,151
Excess petroleum assets tax basis over accounting value	66,100	66,087
	343,100	368,527
Valuation allowance	(343,100)	(368,527)
	$ -	$ -

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2010 and 2009

6.   **Income Taxes (Continued)**

Non capital losses and resource pools

The Company has resource pools of approximately US $273,000 (CDN $287,000) consisting of Canadian Exploration Expenditures of US $128,000 (CDN $134,500) and Canadian Development Expenditures of US $63,000 (CDN $66,200) and Canadian Foreign Exploration Expenditures of US $82,000 (CDN $86,200) which can be used to reduce taxable income in future years. The Company also has non capital losses available to be carried forward in Canada of approximately US $726,000 (CDN $ 690,800) and non capital losses available to be carried forward in the United States of US $303,800 (CDN $319,300) which can also be used to reduce taxable income in future years. No benefit from these amounts has been recorded in these consolidated financial statements. The non capital losses will expire as follows:

	Canada (CDN$)	United States (USD$)
2014	$ 44,300	$ -
2015	28,400	-
2026	82,000	201,100
2027	120,400	55,000
2028	165,000	9,800
2029	76,000	37,900
2030	44,500	29,500
	$ 560,600	$ 333,300

7.   **Related Party Balances and Transactions**

Balances with related parties are comprised of:

	2010	2009
Due from related party		
Standard Energy Company (i) and (Note 10 (a))	$ -	$ 250,000
Due to related parties		
Roland Larsen (ii)	$ 25,400	$ 25,400
Royal Standard Minerals Inc. - current portion (iii)	44,378	-
	69,778	25,400
Royal Standard Minerals Inc. - long term portion (iii)	67,276	111,654
	$ 137,054	$ 137,054

(Expressed in United States Dollars)

7. Related Party Balances and Transactions (Continued)

(i) Standard Energy Company ("Standard") is related by virtue of its ownership by an officer and director of the Company. The loan receivable was unsecured, non-interest bearing and no date was set for its repayment. In the current year, an impairment loss was recognized on the loan receivable due to the uncertainty with respect to collection.

(ii) This loan is payable to an officer and director of the Company. It is unsecured, bearing interest at 8% and has no date set for repayment. The interest payable on this loan has been accrued but has not yet been paid.

(iii) Royal Standard Minerals Inc. ("RSM") is a related company by virtue of common management and common directors.

On September 9, 2008, the Company entered into an initial agreement with RSM for the repayment of the loan. The Company had executed a promissory note (the "Note") in favour of RSM that provided for the repayment of the loan over a three-year period commencing on September 9, 2008. The first principal payment of $42,499 was due on September 9, 2009, $42,499 on September 9, 2010 and $42,499 on September 9, 2011. Pursuant to the Note, the outstanding amount of the loan was to accumulate interest at the rate of 4% per annum, such interest to accrue daily and be payable monthly, in arrears on the first business day of each and every month commencing on October 9, 2008 until the full amount of the loan together with all interest on such amount has been repaid in full. For the year ended December 31, 2009, the Company accrued interest of $2,841 (2008 - $1,493) on this liability.

On September 11, 2009, RSM obtained an extension of the option and joint venture agreement it has with the Company as disclosed in Note 10(b). As consideration for this extension, RSM cancelled the Note received from the Company and received a new promissory note in the amount of $133,134 which is non-interest bearing payable in three equal installments of $44,378 on September 9, 2011, 2012 and 2013. Netted against the due to related parties, Royal Standard Minerals Inc. is a balance due from related parties, Royal Standard Minerals Inc. in the amount of $21,480 (2009 - $21,480).

These transactions are in the normal course of operations and are measured at the exchange amount (the amount of consideration established and agreed to by the related parties).

8. Segmented Information

The Company has one reportable business segment. Substantially all of the Company's assets are located in the United States except for small cash balances held in Canadian banks. The Company's operations in Canada consist of general and administrative expenses necessary to maintain the Company's public company status.

(Expressed in United States Dollars)

9. Other Liabilities

	2010	2009
Unsecured vendor loan claims	**$ 563,818**	$ 563,818

Pursuant to a voluntary reorganization under Chapter 11 of the United States Bankruptcy Code, the agreed unsecured vendor loan claims of Sharpe Energy were paid partially by 10% cash settlement. The remaining 90% of the claims were settled by the issue of preferred stock certificates of Sharpe Energy, bearing a quarterly dividend of 4% per annum. The certificates were fully redeemable in 2006.

The amount outstanding has been classified as a current liability given the redemption feature and the dividend payments are reflected as interest expense. For the year ended December 31, 2010, the Company accrued the dividend of $22,553 (2009 - $22,553). A total of $135,318 of dividends in arrears are included in accounts payable and accrued liabilities.

10. Mining Interests

(a) Business Combination

On December 1, 2007, the Company entered into an agreement to acquire a 100% interest in Standard Energy Company (“Standard”).

Standard is a private company related by virtue of its ownership by an officer and director of the Company.

Standard’s primary asset includes 100% ownership interest in all of the coal seams on more than 17,000 acres in Preston County, West Virginia. Standard and the Company were also applying for up to 10 drilling permits to test the property.

The purchase price consisted of the forgiveness of the repayment of the $250,000 demand promissory note owing from Standard to the Company and the issuance of 2 million shares of the Company’s common stock.

During the current fiscal year, this transaction was terminated. The 2 million shares of the Company's common stock were not issued.

(Expressed in United States Dollars)

10. Mining Interests (Continued)

(b) Coal Projects

On June 12, 2008, the Company announced that RSM has reached a letter of intent agreement in principle with the Company to jointly develop and operate a number of coal projects. To enter into the transaction RSM has agreed in principle to advance to the projects up to $2 million to facilitate the startup.

Roland M. Larsen is the Chief Executive Officer of both RSM and the Company. In order to conduct the negotiations and settlement of definitive agreements in this connection, the board of RSM has appointed an independent committee of directors consisting of Robert N. Granger (chairman), Mackenzie I. Watson and James C. Dunlop to evaluate, finalize and recommend the transaction to the Board of Directors of RSM if warranted. It is anticipated that the business will operate as a joint venture between the companies at least at the outset.

In an effort to achieve diversity within its natural resource portfolio RSM has entered into the joint venture program mentioned above focused initially on the eastern Kentucky coal fields with the Company. The joint venture will involve the opportunity for RSM to earn a 50% interest in coal projects that Standard has acquired or holds under option agreements. RSM can earn its 50% interest by advancing four projects to production over the next 12 months. The letter of intent agreement was approved and executed by both Boards of Directors on November 12, 2008.

The Company has entered into an option and joint venture agreement whereby it agreed to an option for RSM to acquire a 50% interest in coal properties in eastern Kentucky by advancing to the project $2 million prior to December 9, 2009.

The optionee of the agreement is RSM which is related to the Company due to the fact that they have common management and directors.

On September 11, 2009, RSM obtained an extension of the option and joint venture agreement it has with the Company. The extension allows RSM to incur expenditures under the agreement up to December 9, 2011.

Once the option is exercised by RSM a formal 50/50 joint venture agreement will be entered into by the parties.

(Expressed in United States Dollars)

11. Supplemental Cash Flow Information

For the years ended December 31	2010	2009	2008	Cumulative from Start of the Exploration Stage on January 1, 2002
Changes in non cash working capital:				
Deposits and other assets	$ -	$ 4,105	$ (4,105)	$ -
Trade and sundry receivables	-	-	-	209,937
Short term investments	-	-	12,114	-
Inventory	-	-	-	1,211
Accounts payable and accrued liabilities	23,001	(41,152)	20,256	101,859
Operating activities	$ 23,001	$ (37,047)	$ 28,265	$ 313,007
Interest paid	$ -	$ -	$ -	$ 93,749

12. Differences Between Canadian GAAP and U.S. GAAP

As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant measurement differences between Canadian GAAP and U.S. GAAP as they specifically relate to the Company.

For the years ended December 31, 2010, 2009 and 2008, the Company does not have any material differences in its consolidated financial statements under Canadian GAAP and U.S. GAAP.

Recent US GAAP accounting pronouncements

In June 2009, the FASB issued new guidance, which is now a part of ASC 860-10 (formerly SFAS Statement No 166), to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. The FASB undertook this project to address (1) practices that have developed since the issuance of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (which is now a part of ASC 860-10), that are not consistent with the original intent and key requirements of that Statement and (2) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors. This new guidance is effective for fiscal years beginning after November 15, 2009. This new guidance does not have a material impact on the Company's consolidated financial statements.

In June 2009, the FASB issued new guidance, which is now part of ASC 810-10 (formerly SFAS Statement No. 167), to improve financial reporting by enterprises involved with variable interest entities. The FASB undertook this project to address (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (which is now part of ASC 810-10), as a result of the elimination of the qualifying special-purpose entity, and (2) constituent concerns about the application of certain key provisions of ASC 810-10, including those in which the accounting and disclosures under ASC 810-10 do not always provide timely and useful information about an enterprise's involvement in a variable interest entity.

(Expressed in United States Dollars)

12. Differences Between Canadian GAAP and U.S. GAAP (Continued)

Recent US GAAP accounting pronouncements (Continued)

This new guidance is effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. This new guidance does not have a material impact on the Company's consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-05, Measuring Liabilities at Fair Value ("ASU 2009-05"). This update provides amendments to ASC 820, Fair Value Measurements and Disclosure, for the fair value measurement of liabilities when a quoted price in an active market is not available. ASU 2009-05 is effective for reporting periods beginning after August 28, 2009. This new guidance does not have a material impact on the Company's consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06 ("ASU 2010-06") applicable to FASB ASC 820-10, Fair Value Measurements and Disclosures. The guidance requires entities to disclose significant transfers in and out of fair value hierarchy levels and the reasons for the transfers and to present information about purchases, sales, issuances and settlements separately in the reconciliation of fair value measurements using significant unobservable inputs (Level 3). Additionally, the guidance clarifies that a reporting entity should provide fair value measurements for each class of assets and liabilities and disclose the inputs and valuation techniques used for fair value measurements using significant other observable inputs (Level 2) and significant unobservable inputs (Level 3). This guidance is effective for interim and annual periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the Level 3 reconciliation, which will be effective for interim and annual periods beginning after December 15, 2010. As this guidance provides only disclosure requirements, the adoption of this standard will not impact the Company's consolidated results of operations, cash flows or financial positions.

In February 2010, the FASB issued ASU No. 2010-09, Subsequent Events: Amendments to Certain Recognition and Disclosure Requirements ("ASU 2010-09"), which amends ASC Topic 855 ("ASC 855") to address certain implementation issues related to an entity's requirement to perform and disclose subsequent events procedures. The amendments in ASU 2010-09 remove the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. The new guidance did not have an impact on the Company's consolidated financial statements or results of operations.

In April 2010, the FASB issued ASU 2010-13, Compensation—Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades ("ASU 2010-13"). ASU 2010-13 provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in currency of a market in which a substantial portion of the entity's equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, an entity would not classify such an award as liability if it otherwise qualifies as equity. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company does not expect the adoption of this ASU to have a material impact on the Company's consolidated financial statements.